1-3788

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

02045626

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001

SHELL PROVIDENT FUND
P. O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH PETROLEUM COMPANY
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: /s/ Pervis Thomas, Jr.
Pervis Thomas, Jr.
Plan Administrator

Date: June 25, 2002

Report of Independent Accountants

To the Trustees of the
Shell Provident Fund

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Provident Fund (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 25, 2002

SHELL PROVIDENT FUND
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
Investment in Shell Savings Group Trust*	$ 5,839,719,407	$ 6,834,649,998
Interest and other receivables	28,405,951	86,005,841
Participant loans receivable	48,759,953	53,331,638
Total assets	5,916,885,311	6,973,987,477
Less - accounts payable	4,980,078	26,826,390
Net assets available for benefits	$ 5,911,905,233	$ 6,947,161,087

* Represents more than 5% of net assets available for benefits.

The accompanying notes are an integral part of this statement.

SHELL PROVIDENT FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001	Year Ended December 31, 2000
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 153,611,348	$ 328,875,998
Net depreciation in Shell Savings Group Trust	(644,495,954)	(455,425,524)
	(490,884,606)	(126,549,526)
Contibutions:		
Participant	13,134,133	10,724,552
Employer	64,914,395	62,782,396
Rollover	5,871,712	4,717,838
	83,920,240	78,224,786
Total	(406,964,366)	(48,324,740)
Deductions from net assets attributed to:		
Participant distributions & withdrawals	618,924,439	863,027,603
Administrative expenses	6,176,903	7,613,722
Total	625,101,342	870,641,325
Net decrease	(1,032,065,708)	(918,966,065)
Transfers to external plan	(3,190,146)	-
Net assets available for benefits:		
Beginning of year	6,947,161,087	7,866,127,152
End of year	$ 5,911,905,233	$ 6,947,161,087

The accompanying notes are an integral part of this statement.

SHELL PROVIDENT FUND

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION:

General
The Shell Provident Fund (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument and Trust Agreement (the Regulations), which govern the Plan. The assets of the Plan are held in the Trust. As more fully described in Note 4, the Trust is a participating trust in the Shell Savings Group Trust (Group Trust). During 2001, net assets of $3,190,146 were transferred to the Savings Plan of Resolution Performance Products Inc., the acquirer of Shell's former Resins business.

Eligibility
Employees may elect to contribute up to 21 percent of their eligible compensation on an after-tax basis to the Plan. The Contributing Companies (Shell Oil Company and certain affiliated companies) make contributions at the maximum rate for which a participant is eligible for company contributions.

Participant and company contributions are credited to participants' accounts, with participants directing the investment of their account balances into various investment options including a money market fund, a balanced fund, company stock, mutual funds, and commingled funds. Investment managers of the investment options invest funds at their discretion, as governed by the Regulations and investment manager agreements. Investments in the Plan are valued daily.

Vesting
Participants are immediately vested in all contributions to their accounts plus actual earnings thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70½. Active employees aged 59½ or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of company contributions. Active employees may withdraw their contributions without any time or limit restriction.

Participant Accounts
A variable payment option, which provides unlimited monthly, quarterly, or annual drawdowns of a participant's account, is available for certain Plan distributions. Employees may elect to rollover an account from another qualified retirement plan into the Plan if certain requirements are met. An employee may withdraw at any time funds that were rolled into the Plan.

Terminating participants (and in some cases a surviving spouse) may use all or part of their accounts to purchase life annuity insurance contracts.

Participant Loans
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50 percent of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate set by the Plan Administrator. Interest rates on loans ranged from 5.97 to 6.75 percent during 2001 and 6.0 to 6.75 percent during 2000.

Administration of Plan Assets
Audit, investment manager and custodian fees, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell Oil Company (Shell) on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses. Unreimbursed expenses incurred by Shell totaled $152 thousand and $118 thousand at December 31, 2001, and 2000, respectively. Other indirect costs (including Trustee/Administrator salaries, office rentals, and data processing expenses) are absorbed by the Contributing Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

NOTE 2 - ACCOUNTING POLICIES:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments of the Group Trust and the Plan are presented on the following bases:

Guaranteed Investment Contracts (GICs) are stated at contract value

Shares of mutual funds are valued at the net asset value, which approximates market value, of shares held by the Plan at year end

Participant loans are valued at cost which approximates fair value

All other investments are stated at market value based on quoted prices

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Distributions are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN THE GROUP TRUST:

The Plan is a participant in the Group Trust. The custodian of the Group Trust is Fidelity. Each plan participating in the Group Trust has a specific interest in the investment assets based on participant accounts. The Plan's interest in the Group Trust was approximately 77.85 percent at December 31, 2001 and approximately 78.73 percent at December 31, 2000.

Schedule I presents the financial statements for the Group Trust at December 31, 2001 and 2000, respectively.

The following table presents investments representing 5% or more of the total Group Trust investments at December 31, 2001 or December 31, 2000:

	December 31,	
	2001	2000
Thrift Fund	$2,633,527,086	$2,795,711,661
Diversified Fund	368,269,066	457,618,953
U.S. Equity Index Fund	1,551,106,623	1,988,611,334
Royal Dutch Stock Fund	1,352,781,639	1,550,874,480

NOTE 4 - LINE OF CREDIT OF THE GROUP TRUST:

The Thrift Fund and Royal Dutch Stock Fund (RDSF) have available a line of credit with BankBoston to fund redemptions as needed. The line of credit permits borrowings at an interest rate of Fed Funds plus 50 basis points. At December 31, 2001, the Plan had no amounts outstanding under the line of credit. At December 31, 2000, the RDSF had an outstanding bank line of credit of $6.9 million, at an interest rate of 7.03 percent. The line of credit is included in accounts payable on the Group Trust Statement of Net Assets Available for Benefits.

NOTE 5 - FINANCIAL INSTRUMENTS OF THE GROUP TRUST:

The Group Trust's investments in certain financial instruments involve exposure different from amounts recognized in the financial statements. Risk may come from an imperfect correlation between movements in the price of the instruments and the price of the underlying indices, interest rates, and exchange rates. Risk may also arise out of illiquid secondary markets for the instruments and/or the inability of counterparties to perform.

Futures

A futures contract is an agreement between two parties to purchase (long) or sell (short) a financial instrument at a set price for delivery on a future date. The Group Trust is required to pledge to the broker an amount of cash and/or U. S. government securities equal to a percentage of the contract amount. Subsequent payments, known as "variation margin," are made to or received from the broker each day, depending on the daily fluctuations in the value of the underlying security. Such changes in value are recorded as a realized gain or loss on a daily basis. The Group Trust recognizes as realized gains or losses all amounts received or paid to effect a closing offsetting transaction or cash settlement of the contract. From time to time the Group Trust invests in futures contracts through the Diversified Fund primarily for the purpose of balancing market exposure between equity and fixed-income asset classes. The purchase of a futures contract increases the impact of changes in the market price of investments on net asset value. There is a risk that the market movement of such instruments may not be in the direction forecasted. As of December 31, 2001 and 2000, the Group Trust held S&P 500 stock index futures, various international equity futures, U.S. Treasury bond futures and U.S. Treasury Note futures with contract values of $20.6 million and $12.6 million in short positions, respectively, and $28.3 million and $14.0 million in long positions, respectively. The total exposure represents 0.6 percent and 0.3 percent, respectively, of the net assets of the Group Trust as of December 31, 2001 and 2000.

NOTE 6 - FEDERAL INCOME TAX EXEMPTION:

The Internal Revenue Service (IRS) issued a favorable determination letter dated December 23, 1998, stating the Plan is qualified under Section 401(a) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

SHELL SAVINGS GROUP TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
Insurance company contracts	$ -	$ 6,225,616
Short-term investments	2,652,953,074	2,783,099,562
Common stock	1,498,893,020	1,733,178,158
Commingled funds	1,865,461,547	2,329,535,328
Registered investment company shares	1,461,287,144	1,806,387,458
Participant loans receivable	88,870,519	100,528,845
Total investments	7,567,465,304	8,758,954,967
Interest and other receivables	32,046,993	95,148,706
Cash	408,713	211,936
Total assets	7,599,921,010	8,854,315,609
Less - accounts payable	5,801,242	29,878,295
Net assets available for benefits	$ 7,594,119,768	$ 8,824,437,314

SHELL SAVINGS GROUP TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001	2000
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 185,542,874	$ 426,978,048
Net appreciation/(depreciation) in common stock	(292,943,284)	40,298,780
Net depreciation in commingled funds	(222,330,579)	(196,553,804)
Net depreciation in registered investment company shares	(323,121,704)	(522,672,135)
	(652,852,693)	(251,949,111)
Contributions:		
Participant	68,927,346	68,347,463
Employer	66,819,652	64,959,242
Rollover	6,341,309	5,645,489
	142,088,307	138,952,194
Total	(510,764,386)	(112,996,917)
Deductions from net assets attributed to:		
Participant distributions & withdrawals	705,944,570	1,012,412,664
Administrative expenses	7,831,802	9,794,381
Total	713,776,372	1,022,207,045
Net decrease	(1,224,540,758)	(1,135,203,962)
Transfers (to)/from external plan	(5,776,788)	45,360,053
Net assets available for benefits:		
Beginning of year	8,824,437,314	9,914,281,223
End of year	$ 7,594,119,768	$ 8,824,437,314

EXHIBIT 1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-7410) of Royal Dutch Petroleum Company of our report dated June 25, 2002 relating to the financial statements of Shell Provident Fund, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 25, 2002